Exhibit 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
NDS Nutrition Products, Inc.	Florida	100%	—	—
iSatori, Inc.	Delaware	100%	—	—